FORM 51‐102F3
MATERIAL CHANGE REPORT

1. Name and Address of the Company
Equal Energy Ltd. (“Equal” or the “Company”)
2600, 500 ‐ 4th Avenue SW
Calgary Alberta
T2P 2V6

2. Date of Material Change
May 3, 2012

3. News Release
Press release issued May 3, 2012 by, or on behalf of, Equal and disseminated through CNW.

4. Summary of Material Change
Equal announced that its Board of Directors has initiated a strategic review process to identify, examine and consider alternatives with the view to enhancing shareholder value. Strategic alternatives may include, but are not limited to, the sale of all or a portion of the Company's assets, the outright sale of the corporation, a merger or other business combination, a recapitalization, acquisitions, as well as continued execution of its business plan, or any combination thereof.

5. Full Description of Material Change
Equal announced that its Board of Directors has initiated a strategic review process to identify, examine and consider alternatives with the view to enhancing shareholder value. Strategic alternatives may include, but are not limited to, the sale of all or a portion of the Company's assets, the outright sale of the corporation, a merger or other business combination, a recapitalization, acquisitions, as well as continued execution of its business plan, or any combination thereof.

In connection therewith, the Board of Directors has established a Special Committee comprised of independent directors to oversee the strategic review process. To assist it in achieving its objectives, the Special Committee has retained Scotiabank as its advisor.  It is the Company's current intention not to disclose developments with respect to the strategic review process until the Board of Directors has approved a specific transaction, action plan or otherwise determines that disclosure is necessary or appropriate. The Company cautions that there are no assurances or guarantees that the process will result in a transaction or, if a transaction is undertaken, the terms or timing of such a transaction. The Company has not yet set a definite schedule to complete its evaluation or process.

Certain information set forth in this document constitutes forward‐looking statements under applicable securities law including statements relating to the timing and anticipated results of the strategic review process. By their nature, forward‐looking statements are subject to numerous risks and uncertainties, some of which are beyond Equal’s control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, delays resulting from or the inability to obtain required regulatory approvals, inability to retain and delays in retaining drilling rigs and other services, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, ability to access sufficient capital from internal and external sources. The foregoing list is not exhaustive. Additional information on these and other risks that could affect Equal’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Equal’s website (www.equalenergy.ca). Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward‐looking statements. The actual results, performance or achievement of Equal could differ materially from those expressed in, or implied by, these forward‐looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward‐looking statements will transpire or occur, or if any of them do so, what benefits that Equal will derive therefrom. Equal disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

6. Reliance on Subsection 7.1(2) of National Instrument 51‐102:
N/A

7. Omitted Information:
N/A

8. Executive Officer
For further information, please contact
Dell Chapman
Senior Vice President, Finance & Chief Financial Officer
Tel: 403‐538‐3580 Fax: 403‐294‐1197
dchapman@equalenergy.ca
www.equalenergy.ca

9. Date of Report
May 9, 2012